# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 229 West 43rd Street, 10th Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0002063661
Persons authorized to receive notices and communications: Varun Gupta, Edge One Capital Management LLC, 4242 Six Forks Road, Ste. 1550, Raleigh, North Carolina (NC), 27609, (984) 220-8295; Drew G.L. Chapman, Hamilton Clarke LLP, 48 Wall Street, New York, New York (NY), 10005, (917) 589-7371

## Reporting persons
- Edge One Capital Management LLC (CIK 0002063661): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,015,431; sole dispositive power 0; shared dispositive power 2,015,431; aggregate amount beneficially owned 2,015,431 (5.42% of the class)
  Comment: All percentage calculations set forth herein are based upon the aggregate of 37,181,861 shares of Class A Common Stock outstanding as of March 12, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 14, 2025.
- Varun Gupta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 2,015,431; sole dispositive power 0; shared dispositive power 2,015,431; aggregate amount beneficially owned 2,015,431 (5.42% of the class)
  Comment: All percentage calculations set forth herein are based upon the aggregate of 37,181,861 shares of Class A Common Stock outstanding as of March 12, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 West 43rd Street, 10th Floor, New York, New York (NY), 10036
Comment: The Reporting Persons (as defined below) each beneficially owns an aggregate of 2,015,431 shares of the Common Stock (the "Subject Shares"). These shares represent approximately 5.42% of the outstanding shares of Common Stock.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:

i. Edge One Capital Management LLC ("Edge One"), a Delaware limited liability company; and

ii. Varun Gupta ("Gupta"), an individual resident in the state of North Carolina.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
The residential or business addresses of the Reporting Persons are as follows:

i. The address of the principal business and principal office of Edge One is 4242 Six Forks Road, Ste. 1550, Raleigh NC 27609; and

ii. The address of Varun Gupta ("Gupta") is c/o Edge One Capital Management LLC, 4242 Six Forks Road, Ste. 1550, Raleigh NC 27609.
Present principal occupation or employment:
Information about the present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below:

i. Edge One's principal business is to serve as investment manager to certain funds and separately managed accounts (collectively, the "Edge One Funds"), including Edge One Capital LP, Edge One Capital Ltd., Edge One Endurance LP, Edge One Pioneer LP and Edge Oak LLC, and is located at 4242 Six Forks Road, Ste. 1550, Raleigh NC 27609; and

ii. Gupta's principal occupation is to serve as the Chief Executive Officer and manager of Edge One located at 4242 Six Forks Road, Ste. 1550, Raleigh NC 27609.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Gupta is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Subject Shares listed as being beneficially owned by Edge One and Gupta were purchased with capital from the Edge One Funds. The net investment costs (including commissions, if any) of the Common Stock directly owned by the Edge One Funds is $5,106,482.12, at an average price of approximately $2.53 per Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Subject Shares in the belief that the Subject Shares were undervalued and an attractive investment opportunity.

The Reporting Persons intend to engage in conversations, meetings and other communications with certain members of the Issuer's board of directors and management team, stockholders, industry analysts, and other interested parties, in each case to discuss the Issuer's business, operations, financial condition, strategic plans, governance, the composition of the executive suite and board and possibilities for changes thereto, as well as other matters related to the Issuer.

The Reporting Persons may take or engage in various plans, actions or transactions in seeking to bring about changes to increase stockholder value, and may discuss such plans, actions or transactions with the Issuer and the board of directors and management team of the Issuer, stockholders, industry analysts, and other interested parties. The Reporting Persons may change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D, and may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such plans, actions or transactions.

The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's management and board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares, disposing of Shares, acquiring other financial instruments that are based upon or relate to the value of the Shares, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
A. Edge One

(a) Edge One beneficially owns 2,015,431 Shares.

Percentage: Approximately 5.42%

B. Gupta

(a) Gupta beneficially owns 2,015,431 Shares.

Percentage: Approximately 5.42%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Edge One

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,015,431

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,015,431

B. Gupta

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,015,431

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,015,431
Transactions in the class effected during the past sixty days:
A. Edge One

Exhibit 99.2 filed herewith, which is incorporated by reference, describes the transactions in the Shares that were effected by the Reporting Persons for the benefit of the Edge One Funds during the past sixty days.

B. Gupta

Exhibit 99.2 filed herewith, which is incorporated by reference, describes the transactions in the Shares that were effected by the Reporting Persons for the benefit of the Edge One Funds during the past sixty days.

Edge One, as the investment manager of the Edge One Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Gupta, as the managing member and chief investment officer of Edge One, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.
Other persons with the right to receive dividends or sale proceeds: Each of the Edge One Funds has the right to receive dividends from, and the proceeds from the sale of, the Subject Shares held directly by it. No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.1 hereto.

The Edge One Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares. The Shares are or may be held in the ordinary course with other investment securities owned by each of them in comingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to the Edge One Funds, subject to applicable federal margin regulations, stock exchange rules and credit policies. Certain of the Subject Shares were purchased using margin credit.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons as of March 31, 2025.
Exhibit 99.2 Trading Data.

## Signatures
- Edge One Capital Management LLC: /s/ Varun Gupta, Varun Gupta/Managing Member (03/31/2025)
- Varun Gupta: /s/ Varun Gupta, Varun Gupta (03/31/2025)
Comment: Exhibit Description
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons as of March 31, 2025.
Exhibit 99.2 Trading Data.